BMC Fund, Inc.
CIK: 0000351786
File Number: 811-03150
NSAR-A for Six Months Ended 04-30-2010

Sub-Item 77c: Submission of matters to a vote of security holders:

The annual meeting of the shareholders of BMC Fund, Inc. was held March 5, 2011.

The following eleven individuals were elected directors and all were in office at April 30, 2011 except Gene A. Hoots, who resigned effective April 28, 2011:

James T. Broyhill
M. Hunt Broyhill
Paul H. Broyhill
R. Donald Farmer
Robert G. Fox, Jr.
Jan E. Gordon
Gene A. Hoots
Brent B. Kincaid
John S. Little
L. Glenn Orr, Jr.
Allene B. Stevens

Michael G. Landry was a director nominee but withdrew his name from nomination on March 5,2011.

There was no other business voted upon at the Annual Meeting of Shareholders.